Filed pursuant to Rule 433

Registration Statement No. 333-132306-01

FOR IMMEDIATE RELEASE

CARNIVAL CORPORATION & PLC DECLARES DECEMBER DIVIDEND

AND ANNOUNCES SUBSEQUENT DIVIDEND SUSPENSION

MIAMI (October 31, 2008) — Carnival Corporation & plc (NYSE/LSE: CCL; NYSE:CUK) today announced that it has declared a December dividend of $0.40 per share and that its Board of Directors has voted to suspend its quarterly dividend for the next quarter as a result of the highly volatile state of the financial markets. The company intends to maintain the dividend suspension throughout 2009 but will reevaluate its dividend policy based on the circumstances prevailing during the year.

“The company’s cash flow remains strong. However, in light of the unusually high cost of raising new capital, continuing concerns about financial institution liquidity and current uncertainties in the global economy, we believe that preserving cash is a prudent step which will further strengthen the company’s balance sheet and enhance our financial flexibility” said Micky Arison, Carnival Corporation & plc chairman and CEO. The dividend suspension would result in annualized cash savings of approximately $1.3 billion. The significant liquidity provided by the dividend suspension gives the company the flexibility to fund its 2009 capacity growth without the need to access credit markets.

Business Outlook

The company has increased its previous full year 2008 earnings per share guidance from $2.79 to $2.81, to $2.81 to $2.83 primarily based on revised currency exchange rates and fuel prices.

However, the company has experienced a further slowdown in booking volumes during the recent turmoil in the financial markets. Looking at the first half of 2009, occupancy levels for advance bookings lag the prior year, with ticket prices for these bookings on a constant dollar basis at slightly higher levels compared to the prior year.

With regard to its 2009 outlook, the company is providing 2009 earnings per share guidance in the broader range of $2.50 to $3.00 given the uncertain economic outlook. Factoring in the slowdown in bookings, the company is forecasting full year constant dollar net revenue yields (revenue per available lower berth day) to be lower by 1% to 5% compared to the prior year. The recent significant movement in the euro and sterling currencies results in lower current dollar net revenue yields by 7% to 11%. However, the recent decline in fuel prices will result in a significant benefit to the 2009 full year financial results. The company’s 2009 guidance is based on fuel prices of $380 per metric ton and currency exchange rates of $1.30 to the euro and $1.64 to sterling. Further guidance on the 2009 fiscal year will be provided with the fourth quarter earnings release to be issued in December 2008.

Stock Repurchase and Issuance

In addition, the company filed a supplemental prospectus today to issue up to 19.2 million Carnival Corporation shares in the U.S. market. The shares will be issued from time to time in “At The Market” (ATM) transactions with the proceeds being used to repurchase shares of Carnival plc in the UK market (Stock Swap). Since Carnival plc shares are currently trading at a discount to Carnival Corporation shares, the company would derive an economic benefit from the stock swap.

The company will only issue Carnival Corporation shares in the U.S. market to the extent it can complete the stock swap with a resulting economic benefit. Arison added that “the dual listed company structure reflects the company’s global brand portfolio and it remains committed to the Carnival plc listing on the London Stock Exchange as the company benefits from a more diversified shareholder base and greater access to global capital markets.”

December Dividend

The board has approved a record date for the December dividend of November 21, 2008, and a payment date of December 12, 2008. Holders of Carnival Corporation common stock and Carnival plc ADSs will receive the dividend payable in U.S. dollars. The dividend for Carnival plc ordinary shares will be payable in U.S. dollars or sterling. In the absence of instructions or elections to the contrary, holders of Carnival plc ordinary shares will automatically receive the dividend in sterling.

Dividends payable in sterling will be converted from U.S. dollars at the exchange rate quoted by the Bank of England in London at 12 noon on December 1, 2008. Holders of Carnival plc ordinary shares wishing to receive their dividend in U.S. dollars or participate in the Carnival plc Dividend Reinvestment Plan must elect to do so by November 21, 2008.

Conference Call

The company has scheduled a conference call with analysts at 10:30 a.m. EDT (2:30 p.m. GMT) today to discuss the dividend suspension, the business outlook and the stock swap. This call can be listened to live, and additional information can be obtained, via Carnival Corporation & plc’s Web site at www.carnivalcorp.com and www.carnivalplc.com.

Carnival Corporation & plc is the largest cruise vacation group in the world, with a portfolio of cruise brands in North America, Europe and Australia, comprised of Carnival Cruise Lines, Holland America Line, Princess Cruises, The Yachts of Seabourn, AIDA Cruises, Costa Cruises, Cunard Line, Ibero Cruises, Ocean Village, P&O Cruises and P&O Cruises Australia.

Together, these brands operate 89 ships totaling more than 170,000 lower berths with 17 new ships scheduled to be delivered between March 2009 and June 2012. Carnival Corporation & plc also operates Holland America Tours and Princess Tours, the leading tour companies in Alaska and the Canadian Yukon. Traded on both the New York and London Stock Exchanges, Carnival Corporation & plc is the only group in the world to be included in both the S&P 500 and the FTSE 100 indices.

Note To Non-GAAP Financial Measures

We use net cruise revenues per ALBD (“net revenue yields”) as a significant non-GAAP financial measure of our cruise segment financial performance. This measure enables us to separate the impact of predictable capacity changes from the more unpredictable rate changes that affect our business. We believe that this non-GAAP measure provides a better gauge to measure our revenue performance instead of the standard U.S. GAAP-based financial measures. There are no specific rules for determining this non-GAAP financial measure and, accordingly, it is possible that it may not be exactly comparable to the like-kind information presented by other cruise companies, which is a potential risk associated with using it to compare us to other cruise companies.

Net revenue yields are commonly used in the cruise industry to measure a company’s cruise segment revenue performance and for revenue management purposes. We use “net cruise revenues” rather than “gross cruise revenues” to calculate net revenue yields. We believe that net cruise revenues is a more meaningful measure in determining revenue yield than gross cruise revenues because it reflects the cruise revenues earned net of our most significant variable costs, which are travel agent commissions, cost of air transportation and certain other variable direct costs associated with onboard and other revenues. Substantially all of our remaining cruise costs are largely fixed, except for the impact of changing prices, once our ship capacity levels have been determined.

We have not provided estimates of future gross revenue yields because the reconciliation of forecasted net cruise revenues to forecasted gross cruise revenues would require us to forecast, with reasonable accuracy, the amount of air and other transportation costs that our forecasted cruise passengers would elect to purchase from us (the “air/sea mix”). Since the forecasting of future air/sea mix involves several significant variables that are relatively difficult to forecast and the revenues from the sale of air and other transportation approximate the costs of providing that transportation, management focuses primarily on forecasts of net cruise revenues rather than gross cruise revenues. This does not impact, in any material respect, our ability to forecast our future results, as any variation in the air/sea mix has no material impact on our forecasted net cruise revenues. As such, management does not believe that this reconciling information would be meaningful.

Cautionary Note Concerning Factors That May Affect Future Results

Some of the statements contained in this release are “forward-looking statements” that involve risks, uncertainties and assumptions with respect to Carnival Corporation & plc, including some statements concerning future results, outlook, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have tried, whenever possible, to identify these statements by using words like “will,” “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “forecast,” “future,” “intend,” “plan,” and “estimate” or the negative of such terms and other similar expressions of future intent. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause Carnival Corporation & plc’s actual results, performance or achievements to differ materially from those expressed or implied in this release. Forward-looking statements include those statements which may impact the forecasting of Carnival Corporation and plc’s earnings per share, net revenue yields, booking levels, pricing, occupancy, operating, financing and/or tax costs, fuel costs, costs per available lower berth day, estimates of ship depreciable lives and residual values, outlook or business prospects. These factors include, but are not limited to, the following: general economic and business conditions, including fuel price increases, and perceptions of these conditions that may adversely impact the levels of Carnival Corporation & plc’s potential vacationers’ discretionary income and their confidence in the U.S. and other economies and, consequently reduce Carnival Corporation & plc’s cruise brands’ net revenue yields; the international political climate, armed conflicts and terrorist attacks and threats thereof, and other world events affecting the safety and security of travel, could adversely affect the demand for Carnival Corporation & plc’s cruises; conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of other vacation alternatives and over capacity offered by cruise ship and land-based vacation alternatives; accidents, adverse weather conditions or natural disasters, such as hurricanes and earthquakes and other incidents (including machinery and equipment failures or improper operation thereof) which could cause the alteration of itineraries or cancellation of a cruise or series of cruises or tours, and the impact of the spread of contagious diseases, all of which could affect the health, safety, security and/or vacation satisfaction of Carnival Corporation & plc guests; adverse publicity concerning the cruise industry in general, or Carnival Corporation & plc in particular, could impact the demand for Carnival Corporation & plc’s cruises; lack of acceptance of new itineraries, products and services by Carnival Corporation & plc’s guests; changing consumer preferences, which may, among other things, adversely impact the demand for cruises; the impact of changes in and compliance with laws and regulations relating to environmental, health, safety, security, tax and other regulatory regimes under which Carnival Corporation & plc operate; the impact of increased global fuel demand and pricing, a weaker U.S. dollar, fuel supply disruptions and/or other events on Carnival Corporation & plc fuel and other expenses, liquidity and credit ratings; the impact on Carnival Corporation & plc future fuel expenses of implementing recently approved International Maritime Organization regulations which, requires the use of higher priced low sulfur fuels in certain cruising areas; the impact of changes in operating and financing costs, including changes in interest rates and food, insurance, payroll and security costs; fluctuations in foreign currency exchange rates, particularly the strengthening of the U.S. dollar against the euro and sterling; the ability of Carnival Corporation & plc to implement its shipbuilding programs and ship refurbishments and repairs, including purchasing ships for its North American cruise brands from European shipyards on terms that are favorable or consistent with Carnival Corporation & plc’s expectations; Carnival Corporation & plc’s ability to implement its brand strategies and to continue to operate and expand its business internationally; whether Carnival Corporation & plc’s future operating cash flow will be sufficient to fund future obligations and whether Carnival Corporation & plc will be able to obtain financing, if necessary, in sufficient amounts and on terms that are favorable or consistent with its expectations; Carnival Corporation & plc’s ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; continuing financial viability of Carnival Corporation & plc’s travel agent distribution system and air service providers; availability and pricing of air travel services, especially as a result of the significant increases in air travel costs, and its impact on the demand for Carnival Corporation & plc cruises; the impact of changes in the global credit markets on Carnival Corporation & plc’s counterparty risks, including those under our derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees; the impact of Carnival Corporation & plc self-insuring against various risks and its inability to obtain insurance for certain risks at reasonable rates; disruptions and other damages to Carnival Corporation & plc’s information technology networks; lack of continued availability of attractive port destinations; and risks associated with the dual listed company structure, including the uncertainty of its tax status. Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law or any relevant listing rules, Carnival Corporation & plc expressly disclaims any obligation to disseminate, after the date of this release, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

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MEDIA CONTACTS	INVESTOR RELATIONS CONTACT
US	US/UK

Carnival Corporation & plc	Carnival Corporation & plc
Tim Gallagher	Beth Roberts
001 305 599 2600, ext. 16000	001 305 406 4832

UK

Brunswick Group
Richard Jacques/ Sophie Brand
44 (0) 20 7404 5959